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05006396

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Stina Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAR 11 2005
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2062 FISCAL YEAR 9-30-04

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/10/05

STINA RESOURCES LTD.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of STINA RESOURCES LTD. (the "Company") will be held on March 22, 2005 at Suite 1925 - 700 West Georgia Street, Vancouver, British Columbia at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1. To receive and consider the Report of the Directors.
2. To receive and consider the audited financial statements of the Company for the period(s) ending September 30, 2004 together with the auditor's report thereon.
3. To appoint auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors.
4. To elect directors to hold office until the next Annual General Meeting.
5. To approve the proposed Stock Option Plan of the Company more particularly described in the *Information Circular* and to authorize the Directors to make modifications thereto in accordance with the Plan and the policies of the TSX Venture Exchange.
6. To authorize:

   (a) any amendments to previously issued stock option agreements, including decreases in the exercise price of previously issued stock options;

   (b) the grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares;

   (c) the reservation for issuance, under stock options granted to insiders, shares exceeding 10% of the number of issued shares;

   (d) the issuance of a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange).

7. To consider and, if thought fit, approve a special resolution that:

   (a) the Notice of Articles of the Company, once filed, be altered to:

      (i) remove the application of the "Pre-Existing Company Provisions" (as defined in the information circular attached hereto) ; and

      (ii) change the authorized capital to an unlimited number of common shares without par value;

   (b) once this resolution has been adopted and deposited at the Company's records office, that a Notice of Alteration of the Notice of Articles be filed with the Registrar of Companies;

   (c) any one officer or director of the Company be and is hereby authorized to execute and deliver all documents and do all things as in the opinion of the Board of Directors is necessary or desirable to implement this special resolution, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment, the Board of Directors may make modifications hereto in accordance with the policies of the TSX Venture Exchange and the Board of Directors of the Company, may in their sole discretion and without further approval from the shareholders, revoke this special resolution or postpone the implementation of this special resolution."

8. To consider and, if thought fit, approve a special resolution that:

   (a) the Articles of the Company be altered by deleting and cancelling its existing Articles and creating and adopting articles which contain updated provisions based on the Business Corporations Act (British Columbia);

   (b) any one officer or director of the Company be and is hereby authorized to execute and deliver all documents and do all things as in the opinion of the Board of Directors is necessary or desirable to implement this special resolution, including any filings with the Registrar of *Companies (British Columbia), that may be necessary to effect the amendment, the Board of* Directors may make modifications hereto in accordance with the policies of the TSX Venture Exchange and the Board of Directors of the Company, may in their sole discretion and without further approval from the shareholders, revoke this special resolution or postpone the implementation of this special resolution.

9. To consider and, if thought fit, approve an ordinary resolution to ratify, approve and confirm all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.
10. To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, then complete, sign and date the enclosed Proxy and deposit same in the enclosed return envelope provided for that purpose together with the power of attorney or other authority, if any, under which it was signed within the time and to the location set out in the instructions in the enclosed form of Proxy and Information Circular.

DATED at Vancouver, British Columbia, this 15th day of February, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF STINA RESOURCES LTD.

Per: ____________
Edward Gresko, Director

STINA RESOURCES LTD.

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT February 15, 2005.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the Management of the Company for use at the Annual General Meeting (the "Meeting") of the shareholders of STINA RESOURCES LTD. (the "Company") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required unless the motion requires a special resolution in which case a majority of 75% will be required.

The persons named in the accompanying Proxy are representatives of the Company. A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

Only those shareholders or intermediaries as of the date of the Meeting shall be entitled to vote at the Meeting or any adjournment thereof. A shareholder or intermediary may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy.

If the shareholder or intermediary wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. IN SUCH INSTANCE, THE NOMINEE, IF ONE IS PROPOSED BY THE MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular the Management of the Company was not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the Management should properly come before the meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and the Proxy must be accompanied by the minutes of a meeting of the directors or the resolutions of the directors of that corporation appointing such person as the duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY AND OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY, 10TH FLOOR HOWE STREET, VANCOUVER, B.C., V6C 3B8 AT LEAST 48 HOURS, (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.

REVOCATION OF PROXIES

A shareholder or intermediary who has given a Proxy has the power to revoke it. Revocations can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 1925 - 700 West Georgia Street, Vancouver, British Columbia, V7Y 1A1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the Directors or Senior Officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of Directors, and the matters set out under the heading "Particulars of Other Matters to be Acted On".

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. 9,249,967 common shares of the Company are presently issued and outstanding.

To the knowledge of the Directors and Senior Officers of the Company, only the following persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances.

Name	Number of Shares	Percentage of Outstanding Shares
Sydney Mann	750,000 (escrow)	10%
CDS & CO. (NCI)*	2,889,120	10%
CEDE & Co.*	1,411,186	10%

*the beneficial holders of shares of this company are unknown to the directors and officers of the Company.

ELECTION OF DIRECTORS

The Management proposes to nominate the persons named in the following table for election as Directors of the Company. Each Director elected will hold office until the next Annual General Meeting at which time he may be re-elected or his successor may be elected, or unless his office is earlier vacated in accordance with the Articles of the Company, or he becomes disqualified to act as a Director.
The Management proposes to fix the number of directors of the Company at 4 and proposes to nominate each of the following persons for election as directors. The following information concerning the nominees is furnished by each individual nominee.

Name, Position and	Principal Occupation or Employment	Period a Director of the Company	Shares Beneficially Owned
Edward Gresko President and Director	Salesman	Since April 8, 1993	600 common shares
Sidney A. Mann Director	Businessman	Since January 22, 1996	750,000 (escrow) 740,000 (indirectly) common shares
George Weinstein Director	Businessman	Since June 20, 2002	Nil
Robert Cuffney Director	Geologist	Since January 27, 2004	Nil

The foregoing table provides the approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as at the date hereof.

All of the persons named above are residents of Canada, except for Sidney A. Mann. Details of remuneration paid to the Company's executive officers are set out under the heading "Remuneration of the Management and Executive Compensation" below.

The Company's audit committee consists of Edward Gresko, George Weinstein and Sidney A. Mann.

REMUNERATION OF THE MANAGEMENT AND EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted/ SARS (#)	Shares or Units subject to resale restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)[1]
Edward Gresko	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
"	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
"	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil

The above-named executive officer(s) was/were not employed by the Company or any subsidiary of the Company.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/SARS Granted (# common shares)	% of Total Options/SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
Edward Gresko	Nil	Nil	Nil	Nil	Nil

AGGREGATE OPTION/SAR EXERCISES DURING
THE MOST RECENTLY COMPLETED FINANCIAL
YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options at FY-End ($) Exercisable/ Unexercisable
Edward Gresko	Nil	Nil	Nil	Nil

EQUITY COMPENSATION PLAN INFORMATION

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	1,533,993	NA	1,533,993
Equity compensation plans *not* approved by securityholders	Nil	Nil	Nil
Total	1,533,993	NA	1,533,993

There are no employment contracts between either the Company or its subsidiaries and the above-named executive officers other than disclosed herein or in the financial statements attached hereto.

Neither the Company or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $150,000.

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors other than the unissued treasury shares that may be issued upon the exercise of the Directors' Stock Options. There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors except as disclosed herein and in the financial statements attached hereto.

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

The Company has no pension plan.

INTEREST OF THE MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein and the financial statements attached hereto.

APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Dale, Matheson, Carr-Hilton, Chartered Accountants of Vancouver, British Columbia, as Auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the Directors.

AUDIT COMMITTEE

Audit Fees

The aggregate fees billed by the Issuer's external auditor in each of the last two fiscal years for audit fees are as follows: For the year ended September 30, 2004, the aggregate audit fees were $13,000.00; for the year ended September 30, 2003, the aggregate audit fees were $9,000.00.

Tax Fees

For the 2003 fiscal year, the Issuer paid $2,500.00 CAD for professional services rendered by the Issuer's external auditor for tax compliance, tax advice and tax planning.

The audit committee's mandate and charter can be described as follows:

1. Each member of the Audit Committee shall be a member of the board of directors, in good standing, and shall comprise a majority of independent directors.

2. At least one member of the Audit Committee shall be financially literate.

3. Review the Committee's charter annually, reassess the adequacy of this charter, and recommend

any proposed changes to the board of directors. Consider changes that are necessary as a result of new laws or regulations.

4. The Audit Committee shall meet at least four times per year, and each time the Company proposes to issue a press release with its quarterly or annual earnings information. These meetings may be combined with regularly scheduled meetings, or more frequently as circumstances may require. The Audit Committee may ask members of the Management or others to attend the meetings and provide pertinent information as necessary.

5. Conduct executive sessions with the outside auditors, outside counsel, and anyone else as desired by the committee.

6. The Audit Committee shall be authorized to hire outside counsel or other consultants as necessary (this may take place any time during the year).

7. Appoint the independent auditors to be engaged by the Company, establish the audit fees of the independent auditors, pre-approve any non-audit services provided by the independent auditors, including tax services, before the services are rendered. Review and evaluate the performance of the independent auditors and review the full board of directors any proposed discharge of the independent auditors.

8. Review with the Management the policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent auditor.

9. Consider, with the Management, the rationale for employing audit firms rather than the principal independent auditors.

10. Inquire of the Management and the independent auditors about significant risks or exposures facing the Company; assess the steps the Management has taken or proposes to take to minimize such risks to the Company; and periodically review compliance with such steps.

11. Review with the independent auditor, the audit scope and plan of the independent auditors. Address the coordination of the audit efforts to assure the completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

12. Inquire regarding the "quality of earnings" of the Company from a subjective as well as an objective standpoint.

13. Review with the independent accountants: (a) the adequacy of the Company's internal controls including computerized information systems controls and security; and (b) any related significant findings and recommendations of the independent auditors together with the Management's responses thereto.

14. Review with the Management and the independent auditor the effect of any regulatory and accounting initiatives, as well as off-balance-sheet structures, if any.

15. Review with the Management, the independent auditors, the interim annual financial report before it is filed with the regulatory authorities.

16. Review with each public accounting firm that performs an audit: (a) all critical accounting policies and practices used by the Company; and (b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with the the Management of the Company, the ramifications of each alternative and the treatment preferred by the Company.

17. Review all material written communications between the independent auditors and the Management, such as any the Management letter or schedule of unadjusted differences.

18. Review with the Management and the independent auditors: (a) the Company's annual financial statements and related footnotes; (b) the independent auditors' audit of the financial statements and their report thereon; (c) the independent auditor's judgments about the quality, not just the acceptability, of the Company's accounting principles as applied in its financial reporting; (d) any significant changes required in the independent auditors' audit plan; and (e) any serious difficulties or disputes with the Management encountered during the audit.

19. Periodically review the Company's code of conduct to ensure that it is adequate and up-to-date.

20. Review the procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters that may be submitted by any party internal or external to the organization. Review any complaints that might have been received, current status, and resolution if one has been reached.

21. Review procedures for the confidential, anonymous submission by employees of the organization of concerns regarding questionable accounting or auditing matters. Review any submissions that have been received, the current status, and resolution if one has been reached.

22. The Audit Committee will perform such other functions as assigned by law, the Company's charter or bylaws, or the board of directors.

23. The Audit Committee will evaluate the independent auditors.

MANAGEMENT CONTRACTS

There are no other management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof. Refer to the heading "Remuneration of the Management and Executive Compensation" for further details with respect to management contracts.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

1. Stock Option Plan and Incentive Stock Options

The Management has recommended that the Company adopt the Stock Option Plan containing among other things, provisions consistent with the current policies of the TSX Venture Exchange. At the Meeting, shareholders will be asked to approve the Stock Option Plan. The Stock Option Plan is also subject to Exchange approval.

Under the Stock Option Plan, the Board of Directors may grant up to 10% of the issued number of shares outstanding as at the date of the stock option grant. On this basis, the Stock Option Plan shall be operated as a "Rolling Plan". Provided that disinterested shareholder approval has been obtained, it shall be permissible under the Rolling Plan to grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares (the "Additional Options").

By approving the Stock Option Plan, shareholders will have granted the Board of Directors authority to convert the Stock Option Plan from a Rolling Plan to a Fixed Plan and to make any other changes which are necessary to obtain regulatory approval.

In the Fixed Plan:

a. the number of common shares reserved under the Fixed Plan shall equal 1,849,993.40 determined as 20% of the number of shares outstanding as of the date of this Circular.

b. the Additional Options shall be deemed to have been approved for the Fixed Plan and provided that disinterested shareholder approval has been obtained, it shall be permissible for the Company to:

    (i) reserve for issuance, under stock options granted to insiders, shares exceeding 10% of the number of issued shares;

    (ii) issue a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange),

c. the common shares issued upon exercise of options granted subsequent to the date of conversion of the Plan to the Fixed Plan shall be subject to the following vesting provisions:

    i. 15% of the options granted under the Fixed Plan will vest upon approval by the TSX Venture Exchange;
    ii. 15% of the options granted under the Fixed Plan will vest every 3 months following approval by the TSX Venture Exchange for a period of 18 months; and
    iii. 10% of the options granted under the Fixed Plan will vest at the end of the 18 month period.

Whether granted under the Rolling Plan or Fixed Plan:

a. the maximum term of any option will be five years from the date of grant or such lesser period as determined by the Board of Directors; and

b. any amendment to the Stock Option Plan will also be subject to the approval of the Exchange.

The Exchange's policies require that where the Company decreases the exercise price of options previously granted to the Company's Insiders, the Company's disinterested shareholders must approve such amendments. The Insiders to whom common shares may be issued under the Stock Option Plan and their associates must abstain from voting on the Stock Option Plan.

A copy of the Stock Option Plan will be available for inspection at the Meeting. The directors believe that the Stock Option Plan is in the Company's best interests and recommend that the shareholders approve the Stock Option Plan.

2. <u>Alteration of Notice of Articles and Articles</u>

The Company was incorporated under the BC Company Act (the "Old Act"); which was originally enacted in 1973. The Old Act has now been replaced by the BC Business Corporations Act (the "New Act"). The New Act has made numerous changes to modernize company law in BC and provide companies with greater ability to deal with issues in a more flexible and timely manner. The New Act requires all companies incorporated under the Old Act to complete a "transition rollover". This essentially involves moving content from the company's old "Memorandum" (which is now discontinued) to the company's Articles, and making choices as to how the company will use newly introduced provisions or alternatives under the New Act. In addition, the New Act codifies many provisions which companies formerly included in their Articles. This provides an opportunity to eliminate a large number of provisions from the Articles. As a result of these changes, the Company proposes to address a number of New Act related matters and adopt a new set of Articles. These matters are outlined below.

The Company, by approval of the Board of Directors, will take or has taken steps to bring its charter documents into conformity with the New Act and to that end will file or has filed its Notice of Articles, which replaces the Company's "Memorandum", with the Registrar of Companies (British Columbia). The Notice of Articles contains basic information of the Company including, the corporate name, the particulars of the directors and the authorized capital of the Company. This is the first step under the mandatory transition to the New Act.

<u>Deletion of Pre-Existing Company Provisions and Proposed Alteration of Authorized Capital</u>

As a "pre-existing company" (i.e. one originally formed under the Old Act), the New Act automatically subjects the Company to the pre-existing company provisions" set out in Table 3 of the Business Corporation Regulation (the PCPs) as though they were part of the Company's Articles. Essentially, the PCPs are a list of "default" choices as to how a company will deal with newly introduced provisions or alternatives under the New Act. Alternatively, a company can by special resolution of its shareholders make other choices.

The regulations under the New Act effectively added certain provisions, called "Pre-Existing Company Provisions" or "PCPs", to every company's Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the Former Act) or a special separate resolution is at least three-quarters of the votes cast by shareholders present in person or by proxy at the meeting. This is the majority that was required under the Former Act. The New Act allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at the meeting. The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New Act permitting a two-thirds majority will apply to the Company.

If Shareholders approve this resolution, special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote. The Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions.

Additionally, as now permitted by the New Act, the Company proposes an amendment to its Notice of Articles to increase the Company's authorized capital to an unlimited number of common shares without par value.

The Management believes that having unlimited authorized capital provides the Company with greater flexibility for future corporate activities. This resolution must be passed by not less than three-quarters of the cast by the Shareholders present in person or by proxy at the Meeting.

The legal text of the proposed special resolution is set out as follows:

"RESOLVED, as a special resolution, that:

(a) the Notice of Articles, once filed, be altered to:

  (i) remove the application of the "Pre-Existing Company Provisions"; and

  (ii) change the authorized capital to an unlimited number of common shares without par value;

(b) once this resolution has been adopted and deposited at the Company's records office, that a Notice of Alteration of the Notice of Articles be filed with the Registrar of Companies;

(c) any one officer or director of the Company be and is hereby authorized to execute and deliver all documents and do all things as in the opinion of the Board of Directors is necessary or desirable to implement this special resolution, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment, the Board of Directors may make modifications hereto in accordance with the policies of the TSX Venture Exchange and the Board of Directors of the Company, may in their sole discretion and without further approval from the shareholders, revoke this special resolution or postpone the implementation of this special resolution."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Notice of Articles is filed with the Registrar of Companies (British Columbia).

Adoption of New Articles

As a further step of the transition under the New Act, the Company is seeking shareholder approval of certain amendments to its Notice of Articles (the "Altered Notice of Articles") and approval of a new form of Articles (the "New Articles") to update its charter documents with respect to the New Act and incorporate certain new provisions of the New Act. The Board of Directors recommend amending the Company's Notice of Articles and adopting the New Articles thereby enabling the Company to be more efficient, flexible and cost-effective and also rendering the Company's charter documents into consistency with charter documents of companies in other jurisdictions.

For the reasons noted above, the Company proposes to adopt a new form of Articles (the "New Articles") to replace its existing Articles (the "Existing Articles"). The most significant elements of change in the New Articles are commented on below (including under the "share Capital Alterations" heading).

Delivery of Documents to Shareholders

Under the New Act, the Company is permitted to deliver documents to shareholders by e-mail and fax if the shareholder consents to that form of delivery and provides their e-mail address or fax number. To gain the benefit of these more modern, less expensive methods of shareholder communication the proposed New Articles allow the Company to deliver documents to shareholders by e-mail or fax and in such other ways as are permitted under applicable securities laws from time to time.

Directors Authority to Set Auditor's Remuneration

The New Act permits companies to include in their Articles authorization for the directors to set the remuneration paid to the Company's auditors. The Old Act required the shareholders to set the remuneration or to authorize, on an annual basis, the directors to set the remuneration. Historically, the auditor's remuneration is not known in advance of completion of the audit and shareholders of the Company have always authorized the directors to set the auditor's remuneration. As a result, the authority in the New Articles for directors to set the auditor's remuneration merely codifies existing practice.

Special Resolutions and Separate Special Resolutions Level of Majority

Under the Old Act, a "special resolution" required that the resolution be passed by 3/4 of the votes cast on the resolution. The New Act allows companies to choose the required threshold for special resolutions to be between 2/3 and 3/4 of votes cast on the resolution. The proposed New Articles specify that 2/3 of votes are needed for special resolutions of the shareholders. In addition, in the case of separate special resolutions of just a particular class or series of shares, it is proposed that the required threshold for a "separate" special resolution be also set at 2/3rds.

Ability to Purchase Shares

The Old Act required that the Company offer to purchase Shares rateably on a pro rata basis. This requirement does not exist under the New Act. In order for a company to be able to purchase its own shares, the right to purchase must be provided for in the Articles. A purchase is different than a redemption of shares in accordance with their redemption rights. The New Articles include a specific provision allowing the Company to purchase its own shares subject to the special rights and restrictions attached to the shares of any class or series. This does not change the redemption rights attached to the shares.

Indemnification

Under the Old Act, the Company could only indemnify directors, officers, employees, agents and other parties where it obtained prior court approval, except in certain limited circumstances. The Existing Articles provided for the Company to indemnify directors, subject to the requirements of the Old Act. Under the New Act, companies are now permitted to indemnify a past or present director, officer, employee or agent of the Company without obtaining prior court approval in respect of an "eligible proceeding". An "eligible proceeding" includes any legal proceeding relating to the activities of the individual as a director, officer, employee or agent of the Company. However, under the New Act, the Company will be prohibited from providing indemnification if:

(i) the party did not act honestly and in good faith with a view to the best interests of the Company;
(ii) the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(iii) the proceeding is brought against the party by the Company or an associated corporation.

As a result, the New Articles propose to adopt these modernized provisions and allow the Company to indemnify directors, officers, employees and agents, subject to the limits imposed under the New Act.

Miscellaneous

The New Articles also reflect various wording changes contained in the New Act and renumbering of certain sections. In addition, several sections of the Existing Articles have not been included in the New Articles simply because the New Act specifically covers these matters in a similar manner as previously provided for in the Existing Articles. These include provisions relating to the location of branch registers of shareholders, share ownership requirements for directors, the ability of directors to have meetings by conference call, the counting of an interested director in quorum, the location of records for inspection and the ability of the Company to purchase insurance.

Copies of the Altered Notice of Articles and the New Articles are available for viewing up to the date of the Meeting at the registered and records office of the Company located at Suite 1925 - 700 West Georgia Street, Vancouver, British Columbia, and at the Meeting.

The resolution approving the New Articles must be passed by not less than three-quarters of the votes cast by the Shareholders present in person or by proxy at the Meeting. The major changes from the existing Articles reflect the deletion of the Pre-Existing Company Provisions and provide greater consistency with the New Act.

The New Articles shall have effect immediately on the date and time the New Articles are deposited for filing in the Company's records office.

The legal text of the proposed special resolution is set out as follows:

"RESOLVED, as a special resolution, that:

(a) the Articles of the Company be altered by deleting and cancelling its existing Articles and creating and adopting articles which contain updated provisions based on the Business Corporations Act (British Columbia);

(b) any one officer or director of the Company be and is hereby authorized to execute and deliver all documents and do all things as in the opinion of the Board of Directors is necessary or desirable to implement this special resolution, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment, the Board of Directors may make modifications hereto in accordance with the policies of the TSX Venture Exchange and the Board of Directors of the Company, may in their sole discretion and without further approval from the shareholders, revoke this special resolution or postpone the implementation of this special resolution."

OTHER MATERIAL FACTS

The Management of the Company is not aware of any other matter to come before the Meeting other than as set forth herein and in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 15th day of February, 2005.

ON BEHALF OF THE BOARD OF DIRECTORS

Per: *s/s "Edward Gresko"*

Edward Gresko, Director

STINA RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2004 AND 2003


DALE MATHESON
CARR-HILTON LABONTE
CHARTERED ACCOUNTANTS

Partnership of:

Vancouver: Robert J. Burkart, Inc. James F. Carr-Hilton, Ltd. Alvin F. Dale, Ltd. Peter J. Donaldson, Inc. Reginald J. LaBonte, Ltd. Robert J. Matheson, Inc.

Surrey: Peter J. Donaldson, Inc. Fraser G. Ross, Ltd.

Port Coquitlam: Wilfred A. Jacobson, Inc. Brian A. Shaw, Inc. Anthony L. Soda, Inc. Fraser G. Ross, Ltd.

AUDITORS' REPORT

To the Shareholders of
Stina Resources Ltd.

We have audited the consolidated balance sheets of **Stina Resources Ltd.** as at September 30, 2004 and 2003 and the consolidated statements of deficit, operations and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver B.C.
February 4, 2005

Dale Matheson Carr-Hilton LaBonte
CHARTERED ACCOUNTANTS

A MEMBER OF MMGI INTERNATIONAL, A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTANTS AND BUSINESS ADVISORS

Vancouver: Suite 1700 - 1140 West Pender Street, Vancouver, B.C., Canada V6E 4G1, Tel: 604 687 4747 • Fax: 604 687 4216
Suite 1300 - 1140 West Pender Street - Regulatory and Tax Practices Office • Tel: 604 687 4747 • Fax: 604 689 2778

Port Coquitlam: P.O. Box 217, 2232D Elgin Avenue, Port Coquitlam, B.C., Canada V3C 3V7, Tel: 604 941 8266 • Fax: 604 941 0971

Surrey: Suite 303 - 7337 137th Street, Surrey, B.C., Canada V3W 1A4, Tel: 604 572 4586 • Fax: 604 572 4587

STINA RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2004 AND 2003

	2004 $	2003 $
ASSETS		
CURRENT ASSETS		
Cash and equivalents	232,770	44
Accounts receivable	10,172	6,484
Inventories **(Note 3)**	11,940	7,100
	254,882	13,628
DUE FROM RELATED PARTIES (Note 8)	9,878	2,124
EQUIPMENT (Note 4)	897	1,122
OTHER		
Incorporation costs	-	804
	265,657	17,678
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	49,511	63,183
Due to related parties **(Note 8)**	13,382	16,924
	62,893	80,107
SHAREHOLDERS' EQUITY (DEFICIENCY)		
SHARE CAPITAL (Note 5)	2,760,904	2,407,404
DEFICIT	(2,558,140)	(2,469,833)
	202,764	(62,429)
	265,657	17,678

SUBSEQUENT EVENTS (Note 10)

APPROVED ON BEHALF OF THE BOARD

signed: "Edward Gresko" **Director**

signed: "Sidney Mann" **Director**

- See Accompanying Notes -

STINA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF DEFICIT

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004 $	2003 $
BALANCE, beginning of year	(2,469,833)	(2,401,918)
NET LOSS	(88,307)	(67,915)
BALANCE, end of year	(2,558,140)	(2,469,833)

- See Accompanying Notes -

STINA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004 $	2003 $
SALES	102,788	146,279
COST OF GOODS SOLD (Schedule 1)	23,898	40,520
GROSS PROFIT	78,890	105,759
EXPENSES		
Operating expenses **(Schedule 2)**	76,373	103,778
Administration expenses **(Schedule 3)**	90,824	69,896
	167,197	173,674
NET LOSS	(88,307)	(67,915)
BASIC AND DILUTED LOSS PER SHARE	(0.01)	(0.01)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	7,797,071	7,009,008

- See Accompanying Notes -

STINA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004 $	2003 $
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES		
Net loss	(88,307)	(67,915)
Add non-cash item:		
Amortization	224	-
Other	804	280
	(87,279)	(67,635)
Net changes in other non-cash operating accounts		
Accounts receivable	(3,688)	407
Inventories	(4,840)	4,346
Accounts payable	(19,557)	(2,837)
	(115,364)	(65,719)
FINANCING ACTIVITIES		
Issuance of share capital	353,500	60,000
Due to(from) related parties	(5,410)	7,012
	348,090	67,012
INCREASE IN CASH	232,726	1,293
CASH AND EQUIVALENTS, beginning of year	44	(1,249)
CASH AND EQUIVALENTS, end of year	232,770	44
Cash and Equivalents is comprised of:		
Bank	7,770	44
Guaranteed Investment Certificates	225,000	-
	232,770	44

SUPPLEMENTARY CASH FLOW INFORMATION (Note 9)

- See Accompanying Notes -

Schedule 1

STINA RESOURCES LTD.

CONSOLIDATED SCHEDULES OF COST OF GOODS SOLD

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004 $	2003 $
OPENING INVENTORY	7,100	11,446
ADD:		
Purchases	3,666	12,659
Packaging	24,586	22,375
Duty, freight and brokerage	486	1,140
	28,738	36,174
LESS: ENDING INVENTORY	(11,940)	(7,100)
COST OF GOODS SOLD	23,898	40,520

Schedule 2

STINA RESOURCES LTD.

CONSOLIDATED SCHEDULES OF OPERATING EXPENSES

NORTHERN SEA'S DIVISION

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004 $	2003 $
Advertising and promotion	12,014	17,881
Office	3,650	3,033
Rent	15,890	18,078
Shipping and postage	7,829	9,350
Telephone	4,625	4,736
Travel, and accommodation	-	6,193
Wages, commissions and contract services	32,365	44,507
	76,373	103,778

- See Accompanying Notes -

Schedule 3

STINA RESOURCES LTD.

CONSOLIDATED SCHEDULES OF ADMINISTRATIVE EXPENSES

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004 $	2003 $
Accounting, audit and legal	24,574	16,616
Amortization	224	280
Bank charges	1,770	2,122
Consulting fees	35,350	33,662
Office and sundry	2,193	400
Regulatory fees and shareholder communications	8,928	3,500
Rent	7,500	9,184
Resource property evaluation	3,920	-
Transfer agent	6,365	4,132
	90,824	69,896

- See Accompanying Notes -

1. NATURE OF OPERATIONS

The Company is engaged in the health food and supplement products industry and is currently in the process of re-evaluating its business operations and future opportunities.

Funding for activities and operations is obtained principally through private and public share offerings.

Although the Company has raised financing in the 2004 year, it has experienced continued operating losses. These financial statements have been prepared on the going concern assumption, which contemplates that the Company will be able to realize the carrying value of its assets and discharge its liabilities in the normal course of business for the foreseeable future.

Should the Company be unable to continue as a going concern, the basis of reporting the carrying values of assets may be adjusted.

Subsequent to year end, the Company initiated a plan to change its principal business focus to the resource sector. **(See Note 10)**

2. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These consolidated financial statements include the accounts and operations of the Company's wholly-owned subsidiary, Northern Seas Products Ltd. All intercompany balances and transfers have been eliminated upon consolidation.

b) Equipment and Amortization

Amortization is provided at the following annual rates:

Office equipment	20% Declining balance
Laboratory equipment	20% Declining balance

The carrying value of all equipment is reviewed for impairment whenever events or changes in circumstances indicate recoverable value may be less than the carrying amount. Recoverable value estimates are based on management's estimate of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or disposition. Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

STINA RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

c) Income taxes

The Company follows CICA Handbook Section 3465 in accounting for corporate income taxes. The guidance focuses on the amount of income taxes payable or receivable that will arise if an asset is realized or a liability is settled for its carrying amount. The resulting future income tax asset or liability is recorded based on substantially enacted income tax rates. In the case of unused tax losses, flow-through resource expenditures and pools, income tax reductions and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the likely realization of such benefits at the balance sheet date.

The Company has not recognized a potential future benefit amount as criteria set out in the recommendations for recognition have not been met. **(See Note 7)**

d) Inventories

Inventories of raw materials and product for resale are recorded on a first in first out basis at the lower of cost and net realizable value.

e) Foreign exchange

Balance sheet items denominated in U.S. dollars are translated into Canadian dollar equivalents at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income and expense items are translated at actual rates or average rates prevailing during the year.

Realized gains and losses from foreign currency transactions are charged to income in the period in which they occur.

f) Administrative expenditures

Administrative expenditures are expensed in the year incurred.

g) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and inventory costing. Financial results as determined by actual events could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

h) Risk management

Credit and foreign currency risks are addressed by policies developed by management. The Company is not currently exposed to significant risks of holding foreign currencies or credit concentration in trade receivables.

i) Market development business opportunity costs

Costs incurred to investigate new market opportunities are expensed as period costs when incurred.

j) Stock based compensation

The Company follows the accounting guidelines of the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-Based Compensation and Other Stock Based payments.

Under the guidelines, all new or repriced stock-based awards are measured and recognized using the fair-value method. The standard encourages the use of the fair-value method for all direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets made to employees or others.

k) Revenue recognition

Revenue from product sales is recorded upon product shipment and when collection is reasonably assured.

l) Basic and diluted loss per share

The Company follows the accounting guidelines of the Canadian Institute of Chartered Accountants Handbook section 3500, in calculating earnings (loss) per share.

The standard requires the use of the treasury stock method for computing diluted earnings (loss) per share, which assumes that any proceeds obtained upon exercise of options or warrants, would be used to purchase common shares at average market price during the period. Loss per share is calculated using the weighted average number of shares outstanding during the year.

m) Financial Instruments

The Company's financial instruments consist of cash and equivalents, accounts receivable, accounts payable and amounts due to and from related parties. The fair-value of these instruments approximates their carrying value due to their short-term maturity. The fair value of amounts due to and from related parties cannot be determined as they have no repayment terms.

n) Asset retirement obligations

The Company has adopted recent accounting pronouncements of the Canadian Institute of Chartered Accountants Handbook section 3110, relating to the recognition and disclosure of liabilities for long lived asset retirement obligations and associated asset retirement costs. Management has reviewed the anticipated obligations and retirement costs of long lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated. The adoption of the accounting policy has had no effect on the current period financial statements.

STINA RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

3. INVENTORIES

	2004 $	2003 $
Inventories consist of:		
Raw materials	2,160	1,010
Finished goods	9,780	6,090
	11,940	7,100

4. EQUIPMENT

2004 $	Cost	Accumulated Amortization	Net
Office equipment	3,179	2,743	436
Laboratory equipment	4,270	3,809	461
	7,449	6,552	897

2003 $	Cost	Accumulated Amortization	Net
Office equipment	3,179	2,634	545
Laboratory equipment	4,270	3,693	577
	7,449	6,327	1,122

5. SHARE CAPITAL

a) Authorized
100,000,000 common shares without par value

Issued

		2004		2003	
		Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of year		7,319,967	2,407,404	6,819,967	2,347,404
Issued during the year:					
Shares	i)	350,000	87,500	-	-
Share units	ii)	1,200,000	228,000	-	-
Warrants exercised		380,000	38,000	-	-
Share units	iii)	-	-	500,000	60,000
Balance, end of year		9,249,967	2,760,904	7,319,967	2,407,404

i) On January 5, 2004 the Company completed a non-brokered private placement of 350,000 shares at a price of $0.25 per share.

ii) On August 11, 2004, the Company completed a non-brokered private placement of 1,200,000 share units at $0.19 per unit. Each share unit consists of one common share and one share purchase warrant entitling the holder to acquire one additional common share at $0.26 per share up to August 11, 2006. The shares issued and shares issued upon exercise of the share purchase warrants are subject to a four month hold period.

iii) During May 2003, the Company completed a private placement of 500,000 share units at a price of $0.12 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to acquire one additional common share at $0.16 per share up to May 16, 2005.

b) Shares in escrow

750,000 shares (2003 - 750,000) are held in escrow subject to release only upon consent of regulatory authorities.

STINA RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

5. SHARE CAPITAL –CONT'D

c) Share purchase warrants

The following share purchase warrants are outstanding at September 30, 2004:

	Number of shares	Weighted average exercise price - $ -	Weighted average life remaining (years)
Balance at September 30, 2003	880,000	0.13	1.3
Granted	1,200,000	0.26	2.0
Exercised	(380,000)	0.10	-
Balance at September 30, 2004	1,700,000	0.23	1.5

The share purchase warrants outstanding expire as follows:

Number of shares Shares	Expiry Date	Exercise Price $
1,200,000	August 11, 2004	0.26
500,000	May 16, 2005	0.16
1,700,000		

6. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) The Company incurred premises rent in the amount of $9,496 (2003 - $9,184) to a company with common directors. The rent is payable on a month to month tenancy.

b) Sales commissions included in wages, commissions and contract services expense totalling $24,000 (2003 - $24,000) were paid to a director of the Company for product sales.

c) The Company incurred consulting fees in the amount of $32,000 (2003 - $33,662) payable to a company owned by an officer for administrative services.

d) The Company incurred product marketing fees of $7,194 (2003 – $nil) payable to a company owned by an officer for new product exploration and marketing services.

e) Included in bank charges and interest, is approximately $nil (2003 - $876) in transaction fees paid to a company, with a common officer, for processing Internet and credit card transactions.

Related party transactions have been recorded at their dollar exchange amount, which Management has determined approximates fair market value.

7. INCOME TAXES

The Company has available consolidated non-capital losses and discretionary resource deductions of approximately $308,000 expiring up to 2011, which may be carried forward to apply against future income for tax purposes. The possible future benefit to the Company of utilizing these losses has not been recognized in these financial statements.

	2004 $	2003 $
Potential future income tax assets:		
Non-capital losses carried forward and discretionary deductions	308,000	294,500
Tax value of assets in excess of book value	45,498	4,306
	353,498	298,806
Potential tax recovery at substantially enacted rates	125,749	113,500
Net potential future income tax asset	125,749	113,500
Valuation allowance – 100%	(125,749)	(113,500)
Net future tax asset	-	-

The conditions required to recognize potential future tax assets is based on the establishment of likely future profitability. Accordingly a 100% valuation allowance has been applied.

8. DUE FROM (TO) RELATED PARTIES

	2004 $	2003 $
Due from related parties:		
Officer	-	293
Company controlled by a director	9,878	-
Company under common management	-	1,831
	9,878	2,124
Due to related parties:		
Officer	1,222	-
Company controlled by a director	-	2,088
Company controlled by an officer	12,160	14,836
	13,382	16,924

The amounts due to and from related parties are non-interest bearing and have no specified terms of repayment.

STINA RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

9. SUPPLEMENTARY CASH FLOW INFORMATION

There were no interest or income taxes paid and no significant non-cash transactions during the years ended September 30, 2003 and 2004.

10. SUBSEQUENT EVENTS

a) Subsequent to year end, the Company advanced $36,000 to a company controlled by a director. The advance was non-interest bearing and had no terms of repayment. The amount was repaid within 7 days.

b) On January 21, 2005, the Company requested a halt in the trading of its stock pending review and approval of a Change of Business filed with the TSX Venture Exchange. The Company is attempting to diversify out of the alternative health food products industry, and into junior mineral exploration.

Concurrently, the Company entered into a property option agreement with Vanadium International Co.("Vanadium") for a 100% interest in 19 mining claims covering 392.6 acres, located in Nye County, Nevada, USA. To exercise the option, the Company is to pay Vanadium $250,000 and issue 2,500,000 shares, and incur $700,000 of exploration work on the property over a three year period. The property is subject to a 2.5% net smelter royalty (NSR). The agreement is subject to regulatory approval, and at the audit report date there has been no response from the exchange.

11. COMPARATIVE FIGURES

Certain of the 2003 figures have been reclassified to conform with current presentation.

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: ____ **Schedule A**
__x__ **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **STINA RESOURCES LTD.**

ISSUER ADDRESS: **SUITE 13 – 465 KING ST. EAST**
TORONTO, ON M5A 1L6

ISSUER PHONE NUMBER: **(416) 368-2271**

CONTACT PERSON: **EDWARD GRESKO**

CONTACT'S POSITION: PRESIDENT/DIRECTOR

CONTACT TELEPHONE NUMBER: (416)368-2271

FOR QUARTER ENDED: SEPTEMBER 30, 2004

DATE OF REPORT: FEBRUARY 14, 2005

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

EDWARD GRESKO	<EDWARD GRESKO>	**05/02/14**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**

SIDNEY MANN	<SYDNEY MANN>	**05/02/14**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD**

STINA RESOURCES LTD.
QUARTERLY REPORT
SEPTEMBER 30, 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See Financial Statements (Schedules 1 to 3) and Schedule C below

2. See Financial Statements (Note 6)

3. a) SUMMARY OF SECURITIES ISSUED DURING THE QUARTER ENDED SEPTEMBER 30, 2005;

Date of Issue	Type of Security	Type of Issue	No.of Shares Issued	Price/ Share	Total Proceeds
Aug 19 2004	Common Shares	Private Placement	1,200,000	$0.19	$228,000

b) SUMMARY OF OPTIONS GRANTED DURING THE QUARTER ENDED SEPTEMBER 30, 2004;

Date Granted	Number of Shares	Name of Optionee		Exercise Price	Expiry Date
			NIL		

4. a) (see 4.(d) below)

b) (see 4.(d) below)

c) As of September 30 2004, 500,000 warrants for one common share of stock each at a price of $0.16 were outstanding. These warrants expire on May 16, 2005.

d) 100,000,000 common shares without par value are authorized, of which 9,249,967 were issued and outstanding at September 30, 2004. 750,000 shares are held in escrow. On April 9/96 the VSE consented to transfer within escrow to Sidney A. Mann.

5. List of Directors and Officers as of September 30, 2004

Mr. Edward Gresko, President/ Director
Mr. Sidney Mann, Treasurer/ Director
Mr. Robert Cuffney, Director
Mr. George Weinstein, Secretary
Mr. Jim Wall, General Manager

STINA RESOURCES LTD.
QUARTERLY REPORT
SEPTEMBER 30, 2004

SCHEDULE C: MANAGEMENT DISCUSSION

1. The company management has discussed the current financial results for the period ending September 30, 2004, with the directors and officers of the company, and amongst themselves respectively. The company is engaged in the alternative natural health food manufacturing and wholesaling business and maintains a product line of natural food supplements marketed in Canada, the United States and internationally under the brand name Northern Seas Products, Sea Horse and Pet Wonder.

   The company continues to explore opportunities to develop and market new products in this field based on market trends, ongoing industry research and findings, in addition to various research conducted on natural remedies for arthritic conditions, prostrate problems and other ongoing health problems. Primarily, the company markets on a distributor and wholesale basis to health stores, health facilities, foreign distributors and manufacturers, pet food stores and zoos. Retail sales are made on a lesser scale, including over the internet. The company also produces educational and promotional literature to aid consumers in their use of the products. The company has sales offices in Toronto, ON, Richmond, BC and Blaine, WA, USA.

   The company manufactures under the company division, Northern Seas Manufacturing, both in the U.S. and in Canada. Raw materials incorporated in production are subject to regular inspection and testing for purity and against contamination. In addition, only government-licensed facilities are used. Products include shark cartilage capsules and powders, which also may include saw palmetto, glucosamine and chondroitin sulfate, devil's claw and other natural herbal ingredients as additional additives.

   Under the Northern Seas brand name, Super Sea Horse, the company produces and markets natural health products for horses, elephants, and other large animals suffering primarily from arthritic joint problems, although the products also assist in preventative health and providing increased energy.

   Northern Seas also produces a similar canine/ feline product called Pet Wonder, which provides the same natural choice for household dogs and cats that Super Sea Horse does for larger performing animals. The product was a natural choice, a derivative of the company's most popular product of similar content for humans suffering from arthritic problems. Since inception, Pet Wonder has opened a whole new marketplace for Northern Seas, and Pet Wonder has become a staple product of the company.

   The overall sales of the company to date have decreased by 30% comparatively to the same period in 2003 (year-end), mainly as a result of a significant decrease in the international sale of raw materials.

   The company's liquidity will depend upon it's ability to market these products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs. Two financings were completed during the year raising $315,000 in working capital.

   With respect to a trend of decreasing product sales over the past few years, the company has been exploring other business opportunities. Subsequent to the reporting period the company announced it had signed an option agreement with a private resource exploration and development company, and had applied to the TSX Venture Exchange for a change of business to pursue this opportunity. (see Subsequent Events – below). If the application and transaction are accepted, the company intends to pursue other profitable opportunities in this industry. The company intends to continue operation of the Northern Seas Products division in the interim, but to review with company directors and officers, the direction and future of Northern Seas Products with respect to its profitability and economic feasibility.

   Management has also discussed with the directors of the company the need for increased control measures within the company, particularly with respect to transaction bookkeeping. It has been agreed in principle that, if the company is to pursue opportunities in a new line of business, greater control measures with respect to cash transactions and financings in particular will require regular reporting to directors, as well as comparative analysis against budget figures on a regular basis.

2. See above (1)

3. a) See financial statements (Schedules 3 & 4)

   b) Not applicable

   c) See Subsequent Events (below)

   d) See financial statements (Notes 3 & 4)

   e) See financial statements (Note 6)

   f) No material contracts or commitments have been entered into as of September 30, 2004.

   g) Not applicable

   h) See financial statements (Note 6)

   i) The company is not currently engaged in any legal proceedings

j) See financial statements (Note 6)

k) Not applicable

l) Not applicable

m) Not applicable

n) Not applicable

o) No special resolutions have been passed by the company directors during the period ending September 30, 2004.

4. Subsequent Events
Subsequent to year-end, on January 21 2005, the company requested the TSX Venture Exchange halt trading of the company shares pending an announcement.

On January 27, 2005 the company entered into an option agreement with Vanadium International Corp. (see news release dated January 27, 2005) to acquire 100% of the rights to 19 mining claims covering 392.6 acres, located in Nye county, Nevada, USA. The property is subject to a 2.5-per-cent net smelter royalty to Dennis LaPrairie. Vanadium has held the claims since 1993. Pursuant to the agreement, the company will, upon TSX Venture Exchange approval to exercise the option, pay to Vanadium International Co. $250,000 and issue 2,500,000 shares, and incur $700,000 of exploration work on the property over a three-year period, as follows:

Upon TSX approval, pay $60,000 cash to Vanadium International Co.

In respect of phase I, the company will carry out the following:
i) Pay $90,000 cash to Vanadium International Co.;
ii) Allot and issue to Vanadium. 1.25 million common shares of the company;
iii) Incur and finance expenditures on the property of not less than $150,000.

In respect of phase II, the company will carry out the following:
i) Pay $100,000 cash to Vanadium;
ii) Allot and issue to Vanadium 1.25 million common shares; and
iii) Incur and finance expenditures of not less than $350,000.

In conjunction with this transaction the company has filed with the TSX Venture Exchange a Change of Business, and a filing statement has been submitted by company attorneys. To date the TSX Venture Exchange is still reviewing the transaction and no comments have yet been received.

In addition, on January 27, 2005 the company concurrently proposed a non-brokered financing of 300,000 shares at an offering price of $0.50 cents per share. To date this private placement has not been completed, and no regulatory comments have been received.

No new management agreements have been entered into during this subsequent period.

5. a) Not applicable

b) Not applicable

6. The Company has experienced an operating loss of $88,307 at the year-end September 30, 2004, compared with a loss of $67,915 at year-end September 30, 2003, mainly as a result of a noticeable decrease in sales, combined with increased administrative expenses. The company had a working capital surplus of $191,989 as of September 30, 2004 compared with a deficiency of $66,479 at September 30, 2003, mainly as a result of a private placement completed in August 2004. The company experienced a 30% decrease in sales over the same year-end period ending September 30, 2003, mainly as a result of a significant decrease in bulk material sales of product, particularly to international markets. With respect to the Northern Seas division, production costs have decreased by approximately 4% comparatively to the same period ending in 2003. Of particular note, wages, commissions and contracted services costs decreased by 27% over the year as a result of two salespersons retiring from the company. Advertising and promotional expenses decreased by 33%, while travel and accommodation expenses decreased by 100% comparatively with the previous year. All other expenditures pertaining to the Northern Seas division were relatively consistent with the previous year's figures.

Stina administrative expenses increased by 23% over the same period of the previous year, mainly due to significant increases in accounting, legal and audit fees for the year, which increased 48%. This substantial increase is partly a result of increased legal activity and consultation with respect to a property transaction announced in March, 2004 and rescinded in June 2004. Regulatory Fees and shareholder communications expenses increased by 155%, mainly as a result of submission fees related to the above transaction and rescission. The company experienced an expenditure of $3,920 for resource property evaluation, not experienced in the previous year, for a property report with respect to the above noted transaction. Transfer agent fees increased by 54% as a result of increased activities respective of the year, including two private placements and a warrant excercisement. All other administrative expenditures were relatively consistent with the previous year's figures.

The Company's ability to continue as a going concern and realize the recorded value of assets is dependant upon achieving profitable operations and raising sufficient equity funding to finance operations.

Financial Statement Request Form

In accordance with the rules of National Instrument 51-102 "Continuous Disclosure Obligations", effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and Management Discussion & Analysis ("MD&A"), the interim financial statements and MD & A, or both. Please complete the form below if you wish to receive the statement(s) this year.

You will not automatically receive copies of the financial statements unless this card is completed and returned. Copies of all previously issued annual and quarterly financial statements and related MD & A are available to the public on the SEDAR website at www.sedar.com.

To use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your email address and consent to electronic delivery. **You may complete electronic versions of these forms** at **www.pctc.com/PCTCPortal/Public/ShareHolder.aspx**. Holders that return this card in the mail and have requested delivery of statements via email must at some time prior to the mailing, complete the Consent Form at the above noted URL, or the statements will be sent via mail.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements and MD & A for the **ensuing financial year.**

STINA RESOURCES LTD.

Please select one or both of the following options: **Annual Financial Statements & MD & A________Quarterly Financial Statements & MD &A________**

Name: ____________________ Address: ____________________

City/Prov/State/ Postal Code: __________ Preferred Method of Communication: Email:______ or Mail:______

Signature: ____________________ Date: ______ Email Address: __________

At Pacific Corporate Trust Company, we respect your privacy and we are committed to protecting your information. The personal information you are providing on this form will only be used for its intended purpose described above, and will be handled in accordance with our Privacy Policy, available on our website at www.pctc.com, or by writing to us at 625 Howe St., 10th Floor, Vancouver, BC, V6C 3B8. PCTC will use the information that you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

STINA RESOURCES LTD.
PROXY

FOR THE ANNUAL GENERAL MEETING
TO BE HELD ON MARCH 22, 2005.

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF THE COMPANY.

The undersigned shareholder of STINA RESOURCES LTD. (the "Company") hereby appoints Edward Gresko, a director of the Company, or failing him Jim Wall, a director of the Company, or instead of the foregoing ____________ as proxyholder to attend the Annual General Meeting of the Company to be held on March 22, 2005 at Suite 1925 - 700 West Georgia Street, Vancouver, British Columbia at the hour of 10:00 a.m. (Vancouver time) and at any adjournment thereof and to vote the shares in the capital of the Company held by the undersigned with respect to the matters set forth below:

RESOLUTIONS

1. Appointment of Dale, Matheson, Carr-Hilton, Chartered Accountants of Vancouver, British Columbia, as auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditor.

   VOTE FOR __ WITHHOLD __

2. Fixing the number of directors at 4.

   VOTE FOR __ AGAINST __

3. Election of the following persons to the board of directors of the Company.

Edward Gresko	VOTE FOR __	WITHHOLD__
George Weinstein	VOTE FOR __	WITHHOLD__
Sidney A. Mann	VOTE FOR __	WITHHOLD__
Robert Cuffney	VOTE FOR __	WITHHOLD__

4. Approval of the proposed Stock Option Plan of the Company more particularly described in the Information Circular and to authorize the Directors to make modifications thereto in accordance with the Plan and the policies of the TSX Venture Exchange.

   VOTE FOR __ AGAINST __

5. Authorize:

   (a) any amendments to previously issued stock option agreements, including decreases in the exercise price of previously issued stock options;

   (b) the grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares;

   (c) the reservation for issuance, under stock options granted to insiders, shares exceeding 10% of the number of issued shares;

(d) the issuance of a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange).

VOTE FOR __ AGAINST __

6. Approval of a special resolution authorizing that:

(a) the Notice of Articles, once filed, be altered to:

(i) remove the application of the "Pre-Existing Company Provisions" (as defined in the information circular attached hereto) ; and

(ii) change the authorized capital to an unlimited number of common shares without par value;

(b) once this resolution has been adopted and deposited at the Company's records office, that a Notice of Alteration of the Notice of Articles be filed with the Registrar of Companies;

(c) any one officer or director of the Company be and is hereby authorized to execute and deliver all documents and do all things as in the opinion of the Board of Directors is necessary or desirable to implement this special resolution, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment, the Board of Directors may make modifications hereto in accordance with the policies of the TSX Venture Exchange and the Board of Directors of the Company, may in their sole discretion and without further approval from the shareholders, revoke this special resolution or postpone the implementation of this special resolution.

VOTE FOR __ AGAINST __

7. Approval of a special resolution authorizing that:

(a) the Articles of the Company be altered by deleting and cancelling its existing Articles and creating and adopting articles which contain updated provisions based on the Business Corporations Act (British Columbia);

(b) any one officer or director of the Company be and is hereby authorized to execute and deliver all documents and do all things as in the opinion of the Board of Directors is necessary or desirable to implement this special resolution, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment, the Board of Directors may make modifications hereto in accordance with the policies of the TSX Venture Exchange and the Board of Directors of the Company, may in their sole discretion and without further approval from the shareholders, revoke this special resolution or postpone the implementation of this special resolution.

VOTE FOR __ AGAINST __

VOTE FOR __ AGAINST __

8. Approval of an ordinary resolution to ratify, approve and confirm all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.

VOTE FOR __ AGAINST __

9. Approve such other business as may properly come before the meeting as the proxyholder, in his sole discretion, may see fit.

VOTE FOR __ AGAINST __

The shares represented by this proxy may be voted on the above items by marking an "X" in the space provided for that purpose.

THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN.
DATED and SIGNED this __ day of ________, 2005.
SIGN HERE: ______________
Name and Address: ________________________________
Number of Shares: ______________
THIS PROXY IS NOT VALID UNLESS IT IS SIGNED AND DATED.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED OR WITHHELD FROM VOTING ON ANY POLL REQUESTED BY A SHAREHOLDER OR PROXYHOLDER (PROVIDED THE INSTRUCTIONS ARE CERTAIN) OR REQUIRED BY VIRTUE OF 5% OR MORE OF THE OUTSTANDING SHARES OF THE COMPANY BEING REPRESENTED BY PROXIES AT THE MEETING THAT ARE TO BE VOTED AGAINST A MATTER. IF THE SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO ANY OF THE ITEMS HEREIN BY MARKING AN "X" IN THE SPACE PROVIDED FOR THAT PURPOSE, THE SHARES WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH THAT CHOICE. IF NO CHOICE IS SPECIFIED, THE PROXYHOLDER, IF ONE PROPOSED BY THE MANAGEMENT, INTENDS TO VOTE THE SHARES AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.

2. A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY. If a shareholder has submitted a Proxy, the shareholder may still attend the Meeting and may vote in person by registering his or her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

3. This Proxy will not be valid unless it is dated and signed by the shareholder, by his attorney authorized in writing or by the intermediary. In the case of a corporation, this Proxy must be signed under its corporate seal or signed by a duly authorized officer or attorney of the company and the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany this Proxy.

4. To be effective, the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof must be deposited with the Company's Registrar and Transfer Agent, PACIFIC CORPORATE TRUST COMPANY, 10TH FLOOR HOWE STREET, VANCOUVER, B.C., V6C 3B8, at least 48 hours before the time of the meeting (excluding Saturdays, Sundays and Holidays), or with the Chairman of the Meeting prior to commencement of the meeting.

5. This proxy is solicited by the Management of the Company.

Your name and address are shown as registered - please notify the Company of any change in your address.